Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +1 212 813 8800

June 29, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa App 2 LLC

Offering Statement on Form 1-A

Post-Qualification Amendment No. 2

Filed June 7, 2022

File No. 024-11648

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa App 2 LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 24, 2022 (the “Comment Letter”), with respect to the Company’s Offering Statement on Form 1-A filed as Post-Qualification Amendment No. 2 with the Commission on June 7, 2022 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A as Post-Qualification Amendment No. 4 (the “Amended Offering Statement”)1, which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Amendment No.1 to Post-Qualification Amendment on Form 1-A

Master Series Table, page xii

1.	We note your response to comment 1. As requested in that comment, please update your master series table to provide the monthly management fee percentage for the series that are not new.

In response to the Staff’s comment, the Company has revised the Master Series Table in the Amended Offering Statement to provide the monthly management fee percentage for each of the eight (8) previously qualified Series.

[1]	The Company previously filed Amendment No. 3 solely for the purpose of correcting a scrivener’s error in the Series Share Information table in Amendment No. 2.

Combined Financial Statements for Landa App 2 LLC, page F-2

2.	In your disclosure on page F-172, you indicate that 28 series had acquired properties as of December 31, 2021. However, the combined and combining financial statements of Landa App 2 LLC for the period ended December 31, 2021 only include the financial position and results of operations of 8 series. Please tell us how you determined it was unnecessary to present audited financial statements for the remaining 20 series. Further, please tell us how you determined it was unnecessary to reflect the activity of these 20 series in the Landa App 2 combined column.

To clarify, the Company advises the Staff that each of the twenty (20) Series referenced in the Staff’s comment was formed in 2022 and, as of December 31, 2021, did not commence operations or hold title to its underlying Property. Therefore, the Company does not believe that it is required to present audited financial statements for such Series or that the Company is required to reflect the activity of these Series in the Company’s combined column. The Company advises the Staff that the Series referenced in the Staff’s comment are each designated as a “New Series” in the Offering Circular. As disclosed in the Offering Circular, the Company expects that Landa Properties will transfer title to the Property underlying each New Series to the applicable Series prior to such New Series’ initial Closing.

The Company made clarifying changes to the disclosure on pages F-165 and F-172 of the Financial Statement in the Amended Offering Statement and in associated tables (including removing the two Series noted in the response to Comment #7 below).

3.	We note your statements of members' equity is for the period beginning December 8, 2021 to December 31, 2021. However, your statements of operations and statements of cash flows are for the period from June 15, 2021 to December 31, 2021. Additionally, it appears you were organized in June 2021. Please tell us how you determined it was appropriate to have different inception dates for the different financial statements, or revise for consistency.

In response to the Staff’s comment, the Company has revised the Member’s Equity Statement in the Financial Statements in the Amended Offering Statement to be consistent with the presentation in the other statements.

Combined Statement of Certain Revenues and Expenses, page F-168

4.	We note that the Combined Statement of Certain Revenues and Expenses includes a single line item for "certain operating expenses." Tell us what consideration you gave to providing disaggregated property operating expense information. Reference is made to Rule 8-06 and Rule 3-14 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the Financial Statements in the Amended Offering Statement to present certain operating expenses on a disaggregated basis in both the financial statements in accordance with Rule 8-06 of Regulation S-X and the pro forma financial statements.

5.	We note your response to comment 6 and your revisions to your offering circular. Please address the following:

●	We note the narrative introduction to the table on page F-172 indicates that the Property Acquisition Date column may be the date each respective Series acquired the property. However, note (1) to the table indicates that column may be the date the property was purchased by Landa Properties from a third-party seller. To avoid confusion, please tell us what consideration you gave to including a column for the date the properties were acquired by Landa Properties from the third party seller, a column for the date the property was acquired by a series of Landa App 2 LLC, and continuing to present a column for rental operation commencement date. This comment also applies to the table on page F-165 to F-167.
●	We noted that certain dates in the table on page F-172 are inconsistent with certain dates in your response. Please revise or advise.

In response to the Staff’s comments, the Company has revised the tables on pages F-165 and F-172 in the Financial Statements in the Amended Offering Statement to (x) correct any inconsistencies in the dates and (y) include separate columns with information regarding the dates that (i) Landa Properties acquired the Property from a third-party seller, (ii) rental operations of such Property commenced (as applicable), and (iii) the Series acquired title to the Property (as applicable). In addition, the Company revised the narrative introduction to each of the tables accordingly.  The corrected narrative introductions and tables are included in the Amended Offering Statement.

General

6.	We note your response to comment 7 and the revised Series LLC prices on your website. Please advise us if the various trading prices on the website are linked to PPEX ATS trading prices or otherwise updated for such prices. Do such trading prices reflect actual transactions or are they based on the average of the 10 lowest offers? Please explain to us, if true, how primary and secondary trades are not conducted concurrently. Additionally, with respect to secondary market trading, explain to us how buyers and sellers are able to access pricing information and execute trades on your website, on the PPEX platform, on the Landa App mobile app, or otherwise.

We are responding to each of the questions in the Staff’s comment, broken out as follows:

○	Please advise us if the various trading prices on the website are linked to PPEX ATS trading prices or otherwise updated for such prices

The Company advises the Staff that the Average Prices (defined below) disclosed on www.landa.app (the "Website”) and the Landa Mobile App are calculated from the buy and sell order information provided to the Company by North Capital Private Securities Corporation (“North Capital”). The Average Prices disclosed on the Website and the Landa Mobile App are updated in real-time. Please note that in order to not cause any potential confusion, the Company intends to remove both the primary price and Average Price information from the Website. All such information and any functionality with respect to the Series’ will only be available on the Landa Mobile App.

To the Company’s knowledge, the PPEX ATS website, which is maintained by North Capital  (available here https://www.ppex.com), only displays pending buy and sell orders, and North Capital provides access to the PPEX ATS website primarily to institutional investors. Investors that are provided access to the PPEX ATS website cannot execute trades or otherwise conduct transactions involving Series’ Shares.

○	Do such trading prices reflect actual transactions or are they based on the average of the 10 lowest offers?

The price of each Series’ Share that is trading on the PPEX ATS that is displayed on the Website (but will be removed as noted above) and in the Landa Mobile App is based on the average of the cheapest 10% of the Series’ Shares that are currently being offered and available for sale as updated in real-time (the “Average Price”). The Average Price may fluctuate and does not purport to reflect the price at which such Shares have been bought/sold. As noted above, all of the information regarding the pending buy and sell orders for Series’ Shares, which is provided to the Company by North Capital and is updated in real-time, is also available on the Landa Mobile App. As also noted above, the Company utilizes this information to calculate and present the Average Prices. The Landa Mobile App also displays historical trading prices of all actual transactions on the PPEX ATS.

To illustrate how Average Prices are calculated, assume there are a total of 100 shares of a Series being offered by investors on the PPEX ATS at the following amounts and prices:

Example 1

●	20 shares for $3.00 per share
●	40 shares for $5.00 per share
●	30 shares for $8.00 per share
●	10 shares for $15.00 per share

The 10% lowest-priced shares, or 10 Shares, have an Average Price per share equal to $3.00, which will be the price displayed to investors.

Example 2

●	5 shares for $3.00 per share
●	5 shares for $5.00 per share
●	24 shares for $6.00 per share
●	35 shares for $8.00 per share
●	29 shares for $15.00 per share
●	2 shares for $100.00 per share

The 10% lowest-priced shares, or 10 shares, have an Average Price per share equal to $4.00, which will be the price displayed to investors.

○	Please explain to us, if true, how primary and secondary trades are not conducted concurrently.

As disclosed in the Offering Statement, no Series is opened for trading on the PPEX ATS until its offering is closed either because it is (i) sold out or (ii) the Manager determines to terminate the offering of such Series. In other words, for investors that want to engage in secondary trading of their Series’ Shares, the Company does not make the PPEX ATS available on the Landa Mobile App until such Series has completed its primary offering.

○	Additionally, with respect to secondary market trading, explain to us how buyers and sellers are able to access pricing information and execute trades on your website, on the PPEX platform, on the Landa App mobile app, or otherwise.

Investors can access pricing information and may only execute transactions, including both primary and secondary transactions, exclusively on the Landa Mobile App. Investors are currently able to view Average Prices on the Website, but cannot execute trades. As discussed above, the Company intends to remove all pricing information from its Website.

With respect to the PPEX ATS website, while the website displays pending buy and sell orders, prospective investors are unable to execute trades on the PPEX website. Further, the PPEX ATS website is primarily accessible to institutional investors with credentials provided by North Capital. For the avoidance of doubt, the PPEX ATS platform provided by North Capital on the Landa Mobile App is the only means by which investors can execute secondary trades.

7.	We note that Landa Series 6249 Ellenwood Dr. has been removed from this amendment and there is no disclosure providing an explanation as to why it is no longer included. Please advise as to why the series is no longer included.

The Company’s decision to remove Landa Series 6249 Ellenwood Drive from the Offering Statement was due to tenant issues.

As noted above, the Company also advises the Staff that it removed the following two additional Series from the Amended Offering Statement: Landa Series 8337 Blackfoot Trail and Landa Series 215 Clearview Circle.

The Company respectfully submits that, as a general matter, a Form 1-A or Post Qualified Amendment to Form 1-A that has not yet been qualified does not need to explain the elimination of a Series that will not be included in the qualified offering. However, in order to avoid any Investor confusion, the Company has revised the disclosure in the section entitled “Series Offering” in the Amended Offering Statement to include disclosure explaining why the Company is no longer seeking to qualify the Shares of Landa Series 6249 Ellenwood Drive.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

cc:	Via E-mail
Yishai Cohen, Chief Executive Officer
Landa Holdings, Inc.
Matthew Schoenfeld, Esq.
Farnell Morisset, Esq.
Goodwin Procter LLP